

October 31, 2017

Stephen Hurly
President and Chief Executive Officer
Eleven Biotherapeutics, Inc.
245 First Street, Suite 1800
Cambridge, MA 02142

> **Re: Eleven Biotherapeutics, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 30, 2017**
> **File No. 333-220809**

Dear Mr. Hurly:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed October 30, 2017

Exhibits

1. Please have counsel revise the legal opinion to opine on the units and pre-funded units. Please refer to Section II.B.1.h. of Staff Legal Bulletin No. 19 for guidance.

Please contact Jeffrey Gabor at 202-551-2544 or Erin Jaskot at 202-551-3442 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Steven J. Abrams